                                                                    EXHIBIT 99.1

To Our Shareholders:

     The comparative results of operations of Chicago Rivet & Machine Co. for the third quarter and first nine months of 2001 and 2000 are summarized below.

     Net sales and lease revenues for the third quarter of 2001 amounted to $9,398,572, which is a decline of 9.2% compared to the same period of 2000. Revenues continue to reflect the weakness in the manufacturing sector of the economy and the related lack of spending for capital equipment. Also, third quarter revenues are traditionally softer than other quarters due to the impact of vacation schedules at our facilities as well as at those of our customers, and this also impacted our revenues during the third quarter. For the third quarter of 2001, revenues from the fastener segment totaled $7,748,260, a decrease of 3.4% compared to the third quarter of 2000. Revenues within the assembly equipment segment declined 29% compared to the third quarter of 2000 and amounted to $1,650,312 during the third quarter of 2001. On a year-to-date basis, 2001 revenues within the fastener segment totaled $25,042,640, a decline of 9.8% compared with the first nine months of 2000, while revenues within the assembly equipment segment amounted to $6,200,012, which is a decline of 16.1% compared to the year earlier period.

     Despite the lower sales revenues, the company was able to report an improvement in net income for the third quarter of 2001, compared with the third quarter of 2000. Within the fastener segment, a variety of factors allowed us to post quarterly results that were significantly better than those of the third quarter of 2000. These factors include the impact of negotiated reductions in the cost of certain raw material and supplies, reductions in indirect labor and salary expense, and lower repair and maintenance expenses. The quarter to quarter comparison is also more favorable because the third quarter of 2000 included certain unfavorable inventory valuation adjustments which reduced margins in that period. While cost control measures contributed reductions in costs for both segments of our operations, those achieved within the assembly equipment segment were not sufficient to offset the effects of lower volume, and margins fell short of those recorded in the prior year in both the current quarter and on a year-to-date basis. As has been the case throughout the current year, selling and administrative expenses during the third quarter were appreciably below levels of the prior year, mostly due to lower legal and professional fees, as well as reductions in salaries and commissions. Unfortunately, the bankruptcy filing of a large customer generated an increase in bad debt expense of $150,000, which offset much of the savings in administrative expenses during the third quarter of 2001. Overall, net income during the quarter amounted to $426,996, or $.44 per share on 967,132 average shares outstanding during the quarter, compared with $274,583, or $.28 per share on 978,532 average shares outstanding during the third quarter of 2000.

     The first nine months of 2001 have presented a number of challenges that we anticipate will persist throughout the fourth quarter. The weakness in the economy, especially within the manufacturing sector, is expected to continue, at least in the short term. Accordingly, we plan to continue to emphasize cost controls, to adjust our level of operations in response to any changes in business conditions, and to continue soliciting new, profitable business. This approach has served us well in the past, and we expect that it will be successful in the future, as well.


                               Respectfully yours,


               John A. Morrissey                       John C. Osterman
                    Chairman                               President


October 30, 2001

The foregoing discussion is only intended to provide highlights of operations for the periods covered. Additional information is contained in our Form 10-Q, which will be filed with the SEC and is available to shareholders upon request from the Company, or via the internet through the SEC's EDGAR database. This discussion contains certain "forward-looking statements" which are inherently subject to risks and uncertainties that may cause actual events to differ materially from those discussed herein. Factors which may cause such differences in events include, among other things, our ability to maintain our relationships with our significant customers; increases in the prices of, or limitations on the availability of, our primary raw materials; or a downturn in the automotive industry, upon which we rely for sales revenue,




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

and which is cyclical and dependent on, among other things, consumer spending, international economic conditions and regulations and policies regarding international trade. Many of these factors are beyond our ability to control or predict. Readers are cautioned not to place undue reliance on these forward-looking statements. We undertake no obligation to publish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

















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
                           CHICAGO RIVET & MACHINE CO.
                  SUMMARY OF CONSOLIDATED RESULTS OF OPERATIONS
                FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30

                                         THIRD QUARTER                  FIRST NINE MONTHS
                                 ----------------------------      ----------------------------
                                     2001             2000            2001             2000
                                 -----------      -----------      -----------      -----------
Net sales and lease revenue      $ 9,398,572      $10,345,570      $31,242,652      $35,147,394
Income before income taxes           642,996          415,583        2,279,675        3,163,731
Net income                           426,996          274,583        1,503,675        2,090,731
Net income per share                     .44              .28             1.55             2.01
Average shares outstanding           967,132          978,532          967,132        1,039,679


--------------------------------------------------------------------------------
                     (All figures subject to year end audit)







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